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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                  Under the Securities Exchange Act of 1934
                               Amendment No. 13

                               SOUTHDOWN, INC.
                               ----------------
                               (Name of Issuer)

                                 Common Stock
                ----------------------------------------------
                        (Title of Class of Securities)

                                  84-129710
                                --------------
                                (CUSIP Number)


                                N. Colin Lind
                      Richard C. Blum & Associates, Inc.
                        909 Montgomery St., Suite 400
                           San Francisco, CA 94133
                                (415) 434-1111
                ----------------------------------------------
                (Name, Address and telephone Number of Persons
              Authorized to Receive Notices and Communications)


                               January 20, 1994
                               ----------------
                        (Date of Event which Requires
                          Filing of this Statement)

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                                                                          2 of 8

 CUSIP No. 84-129710                                  13D
 1.       NAME OF REPORTING PERSON
          RICHARD C. BLUM & ASSOCIATES, INC.

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          IRS I.D. #94-2967812


 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a)  [   ]
                                                                                                   (b)  [   ]


 3.       SEC USE ONLY


 4.       SOURCE OF FUNDS                                                                                 N/A

 5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)                                                      [   ]


 6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                     CALIFORNIA


                           7.      SOLE VOTING POWER                                  COMMON STOCK 2,521,600*

                           8.      SHARED VOTING POWER
     NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON    9.      SOLE DISPOSITIVE POWER                             COMMON STOCK 2,521,600*
           WITH

                           10.     SHARED DISPOSITIVE POWER

 11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                                            COMMON STOCK 2,521,600*


 12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                                                [   ]


 13.      PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (11)                                                                                   14.7%

 14.      TYPE OF REPORTING PERSON                                                                         IA



 * As investment adviser with discretion over the account of The Carpenters Pension Trust for Southern California. The amount reported includes 158,000 shares that could be acquired upon conversion of 63,200 shares of Series B Convertible Exchangeable Preferred Stock. The amount reported does not include options to acquire up to 2,500 shares of Common Stock issued to Ronald N. Tutor, a Co-Chairman of the Trust who has been a director of the Issuer since July 1992, because it is not clear whether such options could be issued or transferred to the Trust under the terms of the Issuer's option plan. Mr. Tutor is holding such options for the benefit of the Trust, which would ultimately be the beneficiary of any profits earned on such options under ERISA.

                                                                          3 of 8


 CUSIP No. 84-129710                                  13D
 1.       NAME OF REPORTING PERSON
          CARPENTERS PENSION TRUST FOR SOUTHERN CALIFORNIA

          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          IRS I.D. #95-6042875


 2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a)  [   ]
                                                                                                   (b)  [   ]


 3.       SEC USE ONLY


 4.       SOURCE OF FUNDS                                                                                  WC

 5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2 (e)                                                      [   ]


 6.       CITIZENSHIP OR PLACE OF ORGANIZATION                                                     CALIFORNIA


                           7.      SOLE VOTING POWER

                           8.      SHARED VOTING POWER                                COMMON STOCK 2,521,600*
     NUMBER OF SHARES
  BENEFICIALLY OWNED BY
  EACH REPORTING PERSON    9.      SOLE DISPOSITIVE POWER
           WITH

                           10.     SHARED DISPOSITIVE POWER                           COMMON STOCK 2,521,600*

 11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON                                                            COMMON STOCK 2,521,600*


 12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                                                [   ]


 13.      PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (11)                                                                                   14.7%

 14.      TYPE OF REPORTING PERSON                                                                         EP



 *        Carpenter's Pension Trust possesses economic beneficial ownership.
          Full discretion, voting and acquisition and disposition authority has been granted to its investment adviser, Richard C. Blum & Associates, Inc. but the Trust has the power to terminate the advisory agreement. Shares include 158,000 shares that could be acquired upon conversion of its shares of Series B Convertible Preferred Stock. The amount reported does not include options to acquire up to 2,500 shares of Common Stock issued to Ronald N. Tutor, a Co-Chairman of the Trust who has been a director of the Issuer since July 1992, because it is not clear whether such options could be issued or transferred to the Trust under the terms of the Issuer's option plan. Mr. Tutor is holding such options for the benefit of the Trust, which would ultimately be the beneficiary of any profits earned on such options under ERISA.
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ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to shares of the common stock, $1.25 par value, ("the Stock") of Southdown, Inc., a Louisiana Corporation, ("the issuer"). The principal executive office and mailing address of the Issuer is 1200 Smith Street, Suite 2400, Houston, TX 77002.


ITEM 2. IDENTITY AND BACKGROUND

This Amendment 13 to Schedule 13D is filed by The Carpenters Pension Trust of Southern California (the "Trust"), a pension fund governed by the provisions of ERISA, and Richard C. Blum & Associates, Inc. ("RCBA").

RCBA is a California corporation whose principal business is acting as general partner for investment partnerships and providing investment advisory and financial consulting services. RCBA is a registered investment adviser. Its principal business office address is 909 Montgomery Street, Suite 400, San Francisco, California 94133.

The names of the executive officers and directors of RCBA, their addresses, citizenship, and principal occupations are as follows:


  NAME AND                                                       PRINCIPAL OCCUPATION
OFFICE HELD                    BUSINESS ADDRESS    CITIZENSHIP      OR EMPLOYMENT
- -----------                    ----------------    -----------   --------------------


Richard C. Blum               909 Montgomery St.      USA        Chairman and Director,
Chairman and                  Suite 400                          Richard C. Blum
Director                      San Francisco, CA                  & Associates, Inc.
                              94133

Thomas L. Kempner             40 Wall Street          USA        Chairman, Loeb Partners
Director                      New York, NY  10005                Corporation, Investment
                                                                 Banking Business

N. Colin Lind                 909 Montgomery St.      NORWAY     Managing Director,
Managing Director,            Suite 400                          and Director,
and Director                  San Francisco, CA                  Richard C. Blum &
                              94133                              Associates, Inc.

Alexander L. Dean             909 Montgomery St.      USA        Managing Director,
Managing Director,            Suite 400                          Investments, and
Investments and               San Francisco, CA                  Director, Richard C.
Director                      94133                              Blum & Associates, Inc.

George A. Pavlov              909 Montgomery St.      USA        Managing Director,
Managing Director,            Suite 400                          Chief Financial Officer,
Chief Financial               San Francisco, CA                  Richard C. Blum
Officer                       94133                              & Associates, Inc.

Peter E. Rosenberg            909 Montgomery St.      USA        Managing Director,
Managing Director,            Suite 400                          Investments and
Investments and               San Francisco, CA                  Director, Richard C.
Director                      94133                              Blum & Associates

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The information concerning The Carpenters Pension Trust of Southern California,
which is governed by a board of trustees is as follows:

  NAME AND                                                                  PRINCIPAL OCCUPATION
OFFICE HELD                   BUSINESS ADDRESS             CITIZENSHIP         OR EMPLOYMENT
- -----------                   ----------------             -----------      --------------------

Kim Fromer                    22225 Acorn Street               USA          President, Fromer, Inc.
Trustee                       Chatsworth, CA  91311

Curtis Conyers, Jr.           4719 Exposition Blvd.            USA          President
Trustee                       Los Angeles, CA 90016                         Richard Lane Company

Richard Harris                1717 W. Lincoln Ave.             USA          General Manager
Trustee                       Anaheim, CA  92801                            Wesseln Construction
                                                                            Co., Inc.

Ralph Larison                 1925 Water Street                USA          President
Trustee                       Long Beach, CA  90802                         Connolly-Pacific Co.

Bert Lewitt                   2901 28th Street                 USA          President
Trustee                       Santa Monica, CA  90405                       Morley Construction Co.

Ronald N. Tutor               15901 Olden Street               USA          President, Tutor-
Co-Chairman                   Sylmar, CA  91342                             Saliba Corporation

J.D. Butler                   412 Dawson Drive                 USA          Executive Secretary
Trustee                       Camarillo, CA  93010                          Gold Coast District
                                                                            Council of Carpenters

Steve Graves                  520 So. Virgil Ave.              USA          Administrative
Trustee                       Los Angeles, CA 90020                         Assistant, Southern
                                                                            California District
                                                                            Council of Carpenters

Douglas J. McCarron           520 So. Virgil Ave.              USA          Secretary-Treasurer
Chairman                      Los Angeles, CA  90020                        Southern California
                                                                            District Council
                                                                            of Carpenters

Bill Perry                    520 So. Virgil Ave.              USA          Administrative
Trustee                       Los Angeles, CA  90020                        Assistant, Southern
                                                                            California District
                                                                            Council of Carpenters

Buddy Self                    911 20th Street                  USA          Financial Secretary
Trustee                       Bakersfield, CA  93301                        Carpenters Local
                                                                            Union 743

Fred Taylor                   341 E. Wardlow Rd.               USA          Financial Secretary
Trustee                       Long Beach, CA 90807                          Carpenters Local
                                                                            Union 680

To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds to purchase shares of common stock of the Issuer were from the assets held by the Trust.

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ITEM 4. PURPOSE OF TRANSACTION

The Carpenters Pension Trust acquired the stock for investment purposes. The Reporting Persons have agreed to sell some of the shares of the stock pursuant to the Purchase Agreement described below. The Reporting Persons may sell some or all of the remaining shares of stock, depending on market conditions and other factors.

Southdown filed on November 22, 1993, a registration statement with respect to a proposed underwritten offering by Southdown of $75 million of cumulative convertible preferred stock, and pursuant to a Registration Rights and Lock Up Agreement ("Rights Agreement") executed on November 22, 1993, Southdown filed on November 22, 1993 a registration statement with respect to a proposed underwritten offering by the Reporting Persons of 1,250,000 shares of Southdown Common Stock (excluding 187,500 shares solely to cover over-allotments). On January 20, 1994, Southdown filed an amended registration statement reflecting an increase in the underwritten offering by the Reporting Persons to 1,550,000 shares of Southdown Common Stock (excluding 232,500 shares solely to cover over-allotments).

On January 20, 1994, the Reporting Persons entered into a underwriting agreement ("Purchase Agreement") with Southdown, Inc. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Kidder Peabody & Co. Incorporated, and Lehman Brothers Inc. as representatives of the Underwriters listed in Schedule A thereto, pursuant to which the Reporting Persons agreed to sell 1,550,000 shares of Southdown common stock to the Underwriters (excluding 232,500 shares solely to cover over- allotments) for $ 25.635 per share. The complete terms of the Purchase Agreement are set forth in Exhibit 4.5 to this
Schedule 13D Amendment.

Pursuant to the Rights Agreement, Southdown has agreed that, if RCBA so requests, it will file a subsequent registration statement to allow RCBA and the Trust to sell any of the shares they now own beneficially that are not sold in their underwritten offering. In consideration for these registration rights, RCBA and the Trust have agreed not to directly or indirectly sell or otherwise dispose of any of their shares until 90 days after the effective date of the registration statement for Southdown's proposed preferred stock offering (except in a contemporaneous sale in the underwritten offering of their shares noted above). The complete terms of the Rights Agreement are set forth in
Exhibit 4.4 to this Schedule 13D Amendment.

RCBA, the Trust, and Southdown, Inc. are parties to a Settlement Agreement dated April 16, 1993, pursuant to which a proxy contest was settled and three additional non-management directors were nominated for election to Southdown's Board of Directors. The complete terms of the Settlement Agreement were set forth in Exhibit 4.3 to the Reporting Persons' Amendment No. 10 to Schedule 13D.

Other than such influence on management of the Issuer that would be made by the addition of new independent directors, the Reporting Persons have no other present plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) & (b) Based on the 17,045,809 shares of Common Stock reported by the Issuer as being issued and outstanding (plus the common shares into which the Trust's Series B Shares are convertible), the foregoing holdings represent 14.7% of the total.

(c) During the last sixty days, the Reporting Persons have not effected any transactions in the Issuer's securities.

(d) and (e) not applicable.
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ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
        TO SECURITIES OF THE ISSUER


Southdown filed on November 22, 1993, a registration statement with respect to a proposed underwritten offering by Southdown of $75 million of cumulative convertible preferred stock, and pursuant to a Registration Rights and Lock Up Agreement ("Rights Agreement") executed on November 22, 1993, Southdown filed on November 22, 1993 a registration statement with respect to a proposed underwritten offering by the Reporting Persons of 1,250,000 shares of Southdown Common Stock (excluding 187,500 shares solely to cover over-allotments). On January 20, 1994, Southdown filed an amended registration statement reflecting an increase in the underwritten offering by the Reporting Persons to 1,550,000 shares of Southdown Common Stock (excluding 232,500 shares solely to cover over-allotments).

On January 20, 1994, the Reporting Persons entered into a underwriting agreement ("Purchase Agreement") with Southdown, Inc. and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Kidder Peabody & Co. Incorporated, and Lehman Brothers Inc. as representatives of the Underwriters listed in Schedule A thereto, and entered into a pricing agreement ("Pricing Agreement") with Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Kidder Peabody & Co. Incorporated, and Lehman Brothers Inc. as representatives of the Underwriters listed in Schedule A to the Purchase Agreement, pursuant to which the Reporting Persons agreed to sell 1,550,000 shares of Southdown common stock (excluding 232,500 shares solely to cover over-allotments) to the Underwriters for $ 25.635 per share. The complete terms of the Purchase Agreement and Pricing Agreement are set forth in Exhibit
4.5 to this Schedule 13D Amendment.

Pursuant to the Rights Agreement, Southdown has agreed that, if RCBA so requests, it will file a subsequent registration statement to allow RCBA and the Trust to sell any of the shares they now own beneficially that are not sold in their underwritten offering. In consideration for these registration rights, RCBA and the Trust have agreed not to directly or indirectly sell or otherwise dispose of any of their shares until 90 days after the effective date of the registration statement for Southdown's proposed preferred stock offering (except in a contemporaneous sale in the underwritten offering of their shares noted above). The complete terms of the Rights Agreement are set forth in
Exhibit 4.4 to this Schedule 13D Amendment.

RCBA, the Trust, and Southdown, Inc. are parties to a Settlement Agreement dated April 16, 1993, pursuant to which a proxy contest was settled and three additional non-management directors were nominated for election to Southdown's Board of Directors. The complete terms of the Settlement Agreement were set forth in Exhibit 4.3 to the Reporting Persons' Amendment No. 10 to Schedule 13D.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 4.4 Registration Rights and Lock Up Agreement, dated November 22, 1993, by and among Southdown, RCBA, and the Trust.

Exhibit 4.5 Purchase Agreement and Pricing Agreement, dated January 20, 1994, by and among Southdown, the Reporting Persons, and several underwriters named in Schedule A thereto.

No additional exhibits.

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SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED:           January 21, 1994

                                                      CARPENTERS PENSION TRUST OF
RICHARD C. BLUM & ASSOCIATES, INC.                    SOUTHERN CALIFORNIA


By:   N. Colin Lind                                   By:  Richard C. Blum & Associates, Inc.,
     -------------------------
     N. Colin Lind
     Managing Director
                                                           By:    N. Colin Lind
                                                                ------------------------
                                                                   N. Colin Lind
                                                                   Managing Director